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Exhibit T3E.5

Second Supplement dated May 18, 2015 to
Offer to Exchange, Consent Solicitation Statement, and Disclosure Statement Soliciting
Acceptances of a Prepackaged Plan of Reorganization dated April 14, 2015

COLT DEFENSE LLC
COLT FINANCE CORP.

Offer to Exchange
10.0% Junior Priority Senior Secured Notes due 2023 of Colt
Defense LLC and Colt Finance Corp. for Any and All Outstanding 8.75%
Senior Notes due 2017 of Colt Defense LLC and Colt Finance Corp.
(CUSIP Nos. 19686TAA5 and 19686TAC1)
AND
Solicitation of Consents in Respect of 8.75% Senior Notes due 2017 of
Colt Defense LLC and Colt Finance Corp.
AND
Solicitation of Acceptances of a Prepackaged Plan of Reorganization

        This Supplement (the "Supplement") is provided to amend and supplement certain information set forth in the Offer to Exchange, Consent Solicitation Statement, and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization dated April 14, 2015, as supplemented by the First Supplement to the Offer to Exchange and Disclosure Statement dated May 12, 2015 (as supplemented, the "Offer to Exchange and Disclosure Statement"), regarding the above-referenced Exchange Offer, solicitation of Consents and solicitation of acceptances of the Prepackaged Plan and should be read in conjunction with the Offer to Exchange and Disclosure Statement. Except as otherwise provided herein, terms defined in the Offer to Exchange and Disclosure Statement shall have the same meanings when used herein. This Supplement speaks only as of its date. Holders of the Old Notes should not rely on any provisions of the Offer to Exchange and Disclosure Statement to the extent inconsistent with this Supplement. Except for the changes described below, all of the terms and conditions set forth in the Offer to Exchange and Disclosure Statement remain unchanged.

        This Supplement should be read in conjunction with the Offer to Exchange and Disclosure Statement, including without limitation the information contained under the headings "Risk Factors" and "Cautionary Statement Concerning Forward-Looking Statements" as well as in conjunction with the Consent and Letter of Transmittal and Ballots.

        The New Notes will not be registered under the Securities Act or any state securities laws. Accordingly, the New Notes will be subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act and other applicable securities laws, pursuant to registration or exemption therefrom. Consistent with past interpretations of Section 3(a)(9) of the Securities Act by the staff of the SEC, the New Notes, if issued in the Exchange Offer, will assume the same character (i.e., restricted or unrestricted) as the Old Notes that you have surrendered. If your Old Notes are freely tradeable and are not subject to restriction on transfer upon the consummation of the Exchange Offer, the New Notes you receive in the Exchange Offer will also be freely tradeable securities and not subject to restriction on transfer. If your Old Notes are considered "restricted" securities under the securities laws, the New Notes you will receive in the Exchange Offer will also be considered "restricted" securities and you should be aware that you may be required to bear the financial risks of this investment for an indefinite period of time. See "Notice to Investors" beginning on page 209 of the Offer to Exchange and Disclosure Statement for a description of transferability of the New Notes.

        We are relying on Section 3(a)(9) of the Securities Act to exempt the issuance of New Notes in the Exchange Offer and the solicitation of acceptances of the Prepackaged Plan from the registration requirements of the Securities Act. We are also relying on Section 18(b)(4)(D) of the Securities Act to exempt the issuance of the New Notes in the Exchange Offer and the solicitation of acceptances of the Prepackaged Plan from the registration and qualification requirements of the state securities laws. We have no contract, arrangement or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent or any other person for soliciting tenders in the Exchange Offer or soliciting votes in the Prepackaged Plan. In addition, none of our financial advisors and no broker, dealer, salesperson, agent or other person, is engaged or authorized to express any statement, opinion, recommendation or judgment with respect to the relative merits and risks of the Exchange Offer or the Prepackaged Plan.

        We would like to inform holders of Old Notes of the following information:

EXTENSION OF EXPIRATION DATE, CONSENT EXPIRATION TIME AND WITHDRAWAL DEADLINE

        The Expiration Date, the Consent Expiration Time and the Withdrawal Deadline for the Exchange Offer and the Consent Solicitation are extended to 5:00 p.m., New York City time, on May 26, 2015 unless any of them are further extended by Colt.

EXTENSION OF VOTING DEADLINE, VOTING RECORD DATE, MASTER BALLOT DEADLINE, ORIGINAL MASTER BALLOT DEADLINE AND WITHDRAWAL DEADLINE

        The Voting Deadline, the Voting Record Date, the Master Ballot Deadline and the Withdrawal Deadline (if participating in the Exchange Offer) for the solicitation of acceptances of the Prepackaged Plan are extended to 5:00 p.m., New York City time, on May 26, 2015 unless any of them are further extended by Colt. The Original Master Ballot Deadline for the solicitation of acceptances of the Prepackaged Plan is extended to 5:00 p.m., New York City time, on May 29, 2015 unless it is further extended by Colt.

OLD NOTES INDENTURE COVENANT COMPLIANCE

        Colt has entered into the permitted grace period with respect to a $10.9 million interest payment due under the Old Notes Indenture. The interest payment was due May 15, 2015; however, under the terms of the Old Notes Indenture, failure to make such payment does not become an event of default for 30 days after the scheduled due date. If Colt does not make the interest payment on or before June 14, 2015, however, the Trustee or holders of at least 25% of the outstanding principal amount of the Old Notes would be permitted to accelerate the payment of principal and accrued but unpaid interest on the outstanding Old Notes to become immediately due and payable by providing notice of such acceleration. If this were to occur, we would face an immediate liquidity crisis. An event of default under the Old Notes Indenture also will trigger adverse consequences in connection with our other debt agreements. We believe it is in the best interests of our stakeholders to actively address our capital structure and have commenced discussions with an ad hoc group of holders of the Old Notes. We hope that such discussions will result in a consensual restructuring transaction.

        In addition, we are not in compliance under the SEC reporting covenant under the Old Notes Indenture as we have not yet filed our Annual Report on Form 10-K for the fiscal year ended December 31, 2014. In the event that we receive a notice from the Trustee or holders of at least 25% of the outstanding principal amount of the Old Notes and do not cure such non-compliance within 60 days from the receipt of such notice, the principal and accrued but unpaid interest on the outstanding Old Notes may be accelerated. As of the date of this Supplement, we have not received such notice. We are otherwise in compliance with financial and other covenants contained in our existing debt agreements, but we may not be able to maintain compliance with such covenants in the future.

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  Exhibit T3E.5